UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Protherics Plc

(Name of Issuer)

Ordinary Shares

(Title of Class Securities)

Not Applicable

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*This report is being filed today as an amendment to the initial SCHEDULE 13G/A filing that was by M&G for Protherics Plc. on February 15, 2006 to correct an error in the original filing. The filing on February 15, 2006 for Protherics Plc was made as a SCHEDULE 13G/A filing when it should have been filed as a SCHEDULE 13G. No previous SCHEDULE 13G had been filed for Protherics Plc so the initial filing should have been a SCHEDULE 13G and not a SCHEDULE 13G/A.

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
M&G Investment Management Limited (“MAGIM”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United Kingdom, England

5.	Sole Voting Power
None

6.	Shared Voting Power
10,919,550

7.	Sole Dispositive Power
None

8.	Shared Dispositive Power
10,919,550

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,919,550

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable

11.	Percent of Class Represented by Amount in Row (9)
4.45%

12.	Type of Reporting Person (See Instructions)
IA

CUSIP No. Not Applicable.

Item 1(a).		Name of Issuer:

Protherics Plc, a successor issuer to Therapeutic Antibodies Inc. under rule 12g-3 of the Act, pursuant to a merger between a subsidiary of Proteus International plc and Therapeutic Antibodies Inc., effective September 15, 1999.

Item 1(b).		Address of Issuer’s Principal Executive Offices:

The Health Business & Technical Park
Runcorn, Cheshire, WA7 4QF United Kingdom

Item 2(a).		Name of Person Filing:

		4.	M&G Investment Management Limited (“MAGIM”)

Item 2(b).		Address of Principal Business Office or, if None, Residence:

1. (MAGIM) Laurence Pountney Hill, London, England EC4R 0HH

Item 2(c).		Citizenship:

1. (MAGIM) United Kingdom

Item 2(d).		Title of Class of Securities:

Ordinary Shares

Item 2(e).		CUSIP Number:

Not Applicable

Item 3.		Type of Person:

(e) MAGIM is an investment advisor in accordance with s.240.13d-1(b)(1)(ii)(E)

Item 4.		Ownership (at December 31, 2005)

	(a)	Amount beneficially owned: 10,919,550

	(b)	Percent of class: 4.45%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared Power to vote or to direct the vote: 10,919,550

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 10,919,550

Item 5.		Ownership of Five Percent or Less of a Class

10,919,550

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006	M&G Investment Management Limited

/s/ Mark Thomas

Mark Thomas
Head of Group Funds

Signature